Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2017

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2017 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2016. The date of this MD&A is May 3, 2017. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30
Three months ended	2017	2016	2016	2016	2016	2015	2015	2015
Gross revenues (1)	$132	$133	$136	$209	$231	$273	$295	$360
Funds flow from operations	57	48	32	55	47	39	48	85
Basic per share	0.11	0.10	0.06	0.11	0.09	0.08	0.10	0.17
Diluted per share	0.11	0.10	0.06	0.11	0.09	0.08	0.10	0.17
Net income (loss)	27	(232)	(232)	(132)	(100)	(1,606)	(764)	(28)
Basic per share	0.05	(0.46)	(0.46)	(0.26)	(0.20)	(3.20)	(1.52)	(0.06)
Diluted per share	$0.05	$(0.46)	$(0.46)	$(0.26)	$(0.20)	$(3.20)	$(1.52)	$(0.06)
Production
Liquids (bbls/d) (2)	21,169	21,295	23,355	41,848	53,012	53,339	55,323	63,222
Natural gas (mmcf/d)	82	103	107	130	144	144	161	168

Total (boe/d)	34,900	38,481	41,233	63,568	77,010	77,398	82,198	91,164

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	Includes crude oil and natural gas liquids.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Calculation of Funds Flow from Operations

	Three months ended March 31
(millions, except per share amounts)	2017	2016
Cash flow from operating activities	$38	$61
Change in non-cash working capital	2	26
Decommissioning expenditures	4	2
Office lease settlements	4	—
Realized foreign exchange loss – debt maturities	3	—
Carried operating expenses (1)	4	4
Restructuring charges	2	6
Monetization of foreign exchange contracts	—	(32)
Monetization of transportation commitment	—	(20)

Funds flow from operations	$57	$47

Per share
Basic per share	$0.11	$0.09
Diluted per share	$0.11	$0.09

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

In the first quarter of 2017, funds flow from operations increased from the comparable period as the improved commodity price environment and lower financing costs more than offset declines in production resulting from asset disposition activity.

In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and permanently disposed of a pipeline commitment and received $20 million of proceeds from the sale.

Business Strategy

In 2017, Penn West will take a balanced and disciplined approach to developing its asset portfolio with a focus on organic production growth and living within funds flow from operations.

The Company’s key focuses for 2017 will include:

•	further development of the Company’s light-oil Cardium interests by focusing on integrated waterflood development to build a long-term, low-decline base;

•	primary, “cold-flow”, development within the Peace River area with the support of the Company’s joint venture partner under the Peace River Oil Partnership;

•	leveraging existing infrastructure within the Alberta Viking area to profit from the shorter cycle time and quick payout of wells in the area; and

•	pursuing new ventures on Penn West’s existing land positions, with plans for development in the Mannville during the second half of 2017.

During the first quarter of 2017, the Company closed transactions to dispose of properties located in British Columbia and the Swan Hills area of Alberta and completed other minor asset dispositions to further focus its asset portfolio. The Company has completed its asset disposition program.

Penn West believes its 2017 plans will position the Company for double-digit production growth in future years which will in turn increase its profitability and long-term shareholder value.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West’s realized prices for the previous five quarters.

Benchmark prices	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
WTI crude oil ($US/bbl)	$51.91	$49.29	$44.95	$45.59	$33.45
Edm mixed sweet par price (CAD$/bbl)	63.87	61.58	54.68	54.70	40.67
NYMEX Henry Hub ($US/mcf)	3.32	2.98	2.81	1.95	2.09
AECO Index (CAD$/mcf)	2.82	2.95	2.26	1.32	1.97

Penn West average sales price (1)
Light oil (CAD$/bbl)	63.21	58.76	53.97	53.48	37.44
Heavy oil (CAD$/bbl)	33.21	27.09	21.67	25.18	14.76
NGL (CAD$/bbl)	27.79	25.09	17.91	18.05	12.75
Total liquids (CAD$/bbl)	51.15	45.82	40.81	42.98	29.86
Natural gas (CAD$/mcf)	3.22	2.98	2.46	1.42	1.96

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.54)	(3.11)	(2.96)	(3.07)	(3.69)
WTI - WCS Heavy ($US/bbl)	$(14.58)	$(14.32)	$(13.50)	$(13.30)	$(14.24)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

WTI oil prices traded between US$50 - US$55 per barrel for most of the first quarter of 2017 before falling to US$47 per barrel late in the quarter due to concern on OPEC compliance on production levels and increasing US shale oil production. In the first quarter of 2017, Canadian light oil differentials and heavy oil differentials widened to US$3.54 per barrel and US$14.58 per barrel less than WTI, respectively.

Currently, the Company has the following crude oil hedges in place:

Reference Price	Term	Price (US$/Barrel) (1)		Volume (Barrels/day)
WTI	Q2 2017	US$	50.70	7,800
WTI	Q3 2017	US$	50.70	7,400
WTI	Q4 2017	US$	50.91	7,900
WTI	Q1 2018	US$	51.39	7,000
WTI	Q2 2018	US$	53.30	3,000
WTI	Q3 2018	US$	53.50	1,000

(1)	The Canadian dollar hedges were converted to US dollars at the March 31, 2017 foreign exchange rate.

Natural Gas

NYMEX Henry Hub natural gas prices weakened through the first part of the quarter as temperatures moderated in key demand areas in North America. Henry Hub declined to a low of US$2.55 per mcf before a return of colder weather increased the price to over US$3.00 per mcf before the end of the quarter.

AECO declined relative to Henry Hub during the first quarter as increasing Western Canadian supply and competition with other supply basins led to downward pressure on AECO, which averaged $2.82 per mcf for the quarter.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Currently, the Company has the following natural gas hedges in place:

Reference Price	Term	Price ($/mcf)	Volume (mcf/day)
AECO	Q2 2017	$2.81	19,000
AECO	Q3 2017	$2.84	19,000
AECO	Q4 2017	$3.00	20,900
AECO	Q1 2018	$2.97	19,000
AECO	Q2 2018	$2.83	13,300
AECO	Q3 2018	$2.80	7,600
AECO	Q4 2018	$2.84	5,700

Average Sales Prices

	Three months ended March 31
	2017	2016	% change
Light oil (per bbl)	$63.21	$37.44	69
Commodity gain (per bbl) (1)	8.88	11.25	(21)

Light oil net (per bbl)	72.09	48.69	48

Heavy oil (per bbl)	33.21	14.76	>100

NGL (per bbl)	27.79	12.75	>100

Natural gas (per mcf)	3.22	1.96	64
Commodity gain (per mcf) (1)	0.07	0.28	(75)

Natural gas net (per mcf)	3.29	2.24	47

Weighted average (per boe)	38.63	24.22	59
Commodity gain (per boe) (1)	3.52	5.75	(39)

Weighted average net (per boe)	$42.15	$29.97	41

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2017	2016	% change
Light oil (bbls/d)	13,167	35,717	(63)
Heavy oil (bbls/d)	5,206	12,440	(58)
NGL (bbls/d)	2,795	4,855	(42)
Natural gas (mmcf/d)	82	144	(43)

Total production (boe/d)	34,900	77,010	(55)

In the first quarter of 2017, the Company continued to progress with its development program with operations on track to deliver double-digit growth from year-end. Additionally, during the first quarter of 2017, the Company closed several asset dispositions which included properties located in British Columbia and in the Swan Hills area of Alberta. Associated average production on these dispositions was 9,900 boe per day.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

In 2016, the Company closed several asset dispositions with associated average production of approximately 30,000 boe per day as it focused on reducing its debt levels. This resulted in a decline in production in the first quarter of 2017 from the comparative period. Significant dispositions in 2016 included:

•	the Saskatchewan Viking disposition in June which had associated average production of approximately 13,700 boe per day;

•	the Slave Point disposition in April which had associated average production of approximately 3,900 boe per day; and

•	several non-core asset dispositions during the third quarter of 2016 with associated average production of approximately 6,000 boe per day.

During the first quarter of 2017, average production within the Company’s key development areas totalled 30,334 boe per day and was as follows:

•	Cardium – 18,603 boe per day

•	Peace River – 4,648 boe per day

•	Alberta Viking – 2,638 boe per day

•	Legacy – 4,445 boe per day

Netbacks

	Three months ended March 31
	2017			2016
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price (1)	$51.15	$3.22	$38.63	$24.22
Commodity gain (2)	5.52	0.07	3.52	5.75
Royalties	(4.32)	(0.03)	(2.68)	(1.07)
Transportation	(2.20)	(0.42)	(2.31)	(1.63)
Operating costs	(14.45)	(2.42)	(14.48)	(13.02)

Netback	$35.70	$0.42	$22.68	$14.25

	(bbls/d )	(mmcf/d )	(boe/d )	(boe/d )

Production	21,169	82	34,900	77,010

(1)	Excluded from the netback calculation for 2016 was $22 million of other income which was primarily related to proceeds received by the Company from disposing a pipeline commitment.
(2)	Realized risk management gains and losses on commodity contracts.

In the first quarter of 2017, the Company’s netbacks improved mainly due to increases in the commodity price environment. The Company continues to have an active hedging program which further supported its strong results. Operating Costs include the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $4 million or $1.30 per boe on a combined basis (2016 - $4 million or $0.52 per boe).

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Production Revenues

Revenues from the sale of liquids and natural gas consisted of the following:

	Three months ended March 31
(millions)	2017	2016	% change
Liquids	$108	$202	(47)
Natural gas	24	29	(17)

Gross revenues (1)	$132	$231	(43)

(1)	Includes realized risk management gain on commodity contracts which totaled $11 million for the three months ended March 31, 2017 (2016 - $40 million).

Gross revenues are lower than the prior year due to significant disposition activity in 2016 which led to a decrease in production volumes. This was partially offset by increases in the commodity price environment, specifically crude oil prices.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – March 31, 2016	$231
Decrease in liquids production	(123)
Increase in liquids prices (1)	51
Decrease in natural gas production	(13)
Increase in natural gas prices (1)	8
Decrease in other income (2)	(22)

Gross revenues – January 1 – March 31, 2017	$132

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Decrease in other income of $22 million relates to proceeds received from disposing of a pipeline commitment in the prior year.

Royalties

	Three months ended March 31
	2017	2016	% change
Royalties (millions)	$8	$7	14
Average royalty rate (1)	7%	4%	75
$/boe	$2.68	$1.07	>100

(1)	Excludes effects of risk management activities.

In the first quarter of 2017, royalties were consistent with expectations. In the comparable period of 2016, the Company settled outstanding royalty audits and released a $6 million provision that was no longer required. Excluding these provisions, the royalty rate would have been seven percent, which is consistent year over year.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Expenses

	Three months ended March 31
(millions)	2017	2016	% change
Operating	$50	$95	(47)
Transportation	7	11	(36)
Financing	5	40	(88)
Share-based compensation	$3	$3	—

	Three months ended March 31
(per boe)	2017	2016	% change
Operating (1)	$14.48	$13.02	11
Transportation	2.31	1.63	42
Financing	1.55	5.70	(73)
Share-based compensation	$1.05	$0.38	>100

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $4 million or $1.30 per boe (2016 - $4 million or $0.52 per boe).

Operating

In the first quarter of 2017, the timing of certain asset disposition activity and costs associated with assets sold or held for sale led to a higher per boe figure than the comparable period. The Company is targeting 2017 annual operating costs of $13.00 - $13.50 per boe, net of carried operating costs.

Financing

The Company has a $600 million secured, revolving syndicated bank facility maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2017, the Company had $328 million of unused credit capacity available.

At March 31, 2017, the value of the Company’s senior notes was $126 million (December 31, 2016 – $140 million). There were no senior note issuances in either 2017 or 2016.

Summary information on our senior notes outstanding as at March 31, 2017 is as follows:

	Issue date	Amount (millions)		Term	Average interest rate	Weighted average remaining term
2007 Notes	May 31, 2007	US$	10	8 – 15 years	5.85%	1.2
2008 Notes	May 29, 2008	US$	28	8 – 12 years	6.31%	1.5
2009 Notes	May 5, 2009	US$	8	5 – 10 years	9.32%	2.1
2010 Q1 Notes	March 16, 2010	US$	10	5 – 15 years	5.85%	3.0
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$	27	5 – 15 years	4.78%	3.9
2011 Notes	November 30, 2011	US$	12	5 – 10 years	4.78%	4.6

Penn West’s debt structure includes short-term financings under its syndicated bank facility and long-term financing through its senior notes. Financing charges in the first quarter of 2017 decreased from the comparable period in 2016 as the Company applied asset disposition proceeds to re-pay outstanding indebtedness on its syndicated bank facility and to pre-pay outstanding senior notes.

In May 2015, the Company entered into amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, in part, have modified its financial covenants during a designated covenant relief period. The covenant relief period under those amending agreements ended on March 30, 2017.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at March 31, 2017, 67 percent (December 31, 2016 – 70 percent) of Penn West’s outstanding debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended March 31
(millions)	2017	2016	% change
Options	$—	$1	(100)
PSU	1	—	100
RSU – liability method	—	1	(100)
RSU – equity method	2	1	100

Share-based compensation	$3	$3	—

The share price used in the fair value calculation of the RSU plan under the liability method, PSU and DSU obligations at March 31, 2017 was $2.27 (2016 – $1.20). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses

	Three months ended March 31
(millions, except per boe amounts)	2017	2016	% change
Gross	$14	$20	(30)
Per boe	4.43	2.88	54
Net	8	14	(43)
Per boe	$2.64	$1.97	34

In 2016 and into 2017, the Company continued to focus its operations and align its organizational structure to current activity levels which resulted in a reduction in its workforce and a lower cost structure.

In the comparable period in 2016, Penn West released its 2015 bonus provision totaling $2 million ($0.30 per boe).

Restructuring Expense

	Three months ended March 31
(millions, except per boe amounts)	2017	2016	% change
Restructuring	$2	$6	(67)
Per boe	$0.63	$0.82	(23)

During the first quarter of 2017, the Company continued to align its staffing levels to its current operations which led to a reduced workforce.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Depletion, Depreciation, Impairment and Accretion

	Three months ended March 31
(millions, except per boe amounts)	2017	2016	% change
Depletion and depreciation (“D&D”)	$72	$132	(45)
D&D expense per boe	22.84	18.78	22

PP&E Impairment	(1)	132	>(100)
PP&E Impairment per boe	(0.37)	18.75	>(100)

Accretion of decommissioning liability	3	7	(57)
Accretion expense per boe	$0.96	$1.06	(9)

The Company’s D&D expense decreased from the comparative period mainly due to asset dispositions that closed in 2016 and impairment charges recorded during 2016.

For the comparable period in 2016, Penn West announced it had entered into a definitive sale agreement to sell certain assets located in the Slave Point area of Northern Alberta. As the sale was not closed by March 31, 2016, these assets were classified as held for sale and an impairment test was required. As the book value of these assets exceeded the fair value received, a non-cash impairment charge of $96 million ($132 million before-tax) was recorded.

Taxes

	Three months ended March 31
(millions)	2017	2016	% change
Deferred tax recovery (expense)	$(9)	$58	>(100)

The deferred income tax expense during the first quarter of 2017 was primarily the result of gains recorded on asset dispositions and unrealized risk management gains.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate U.S., UK and Euro denominated senior, secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended March 31
(millions)	2017	2016	% change
Realized foreign exchange loss on debt maturities	$(3)	$—	>(100)
Unrealized foreign exchange gain	5	89	(94)

Foreign exchange gain	$2	$89	(98)

During the first quarter of 2017, the Company had debt maturities totaling US$10 million on its senior notes which led to the realized loss. The unrealized gain in the first quarter of 2017 is due to the strengthening of the Canadian dollar relative to the US dollar during the quarter.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Net Income (loss)

	Three months ended March 31
(millions, except per share amounts)	2017	2016	% change
Net income (loss)	$27	$(100)	>100
Basic per share	0.05	(0.20)	>100
Diluted per share	$0.05	$(0.20)	>100

Net income during the first quarter of 2017 was mainly due to strong revenue attributable to higher commodity prices, gains on asset dispositions and unrealized risk management gain on commodity contracts.

The net loss in 2016 was primarily due to a non-cash impairment charge as a result of classifying the Slave Point properties as assets held for sale.

Capital Expenditures

	Three months ended March 31
(millions)	2017	2016	% change
Drilling and completions	$22	$16	38
Facilities and well equipping	17	16	6
Geological and geophysical	1	2	(50)
Carried capital by partners	(14)	(16)	(13)

Exploration and development capital expenditures	26	18	44
Property dispositions, net	(70)	(33)	>100

Total capital expenditures	$(44)	$(15)	>100

During the first quarter of 2017, the Company drilled 15 injector wells primarily in the Crimson and Pembina areas of the Cardium to support its 2016 drilling program and its water flood platform. Primary development activity continued within Peace River with six net wells drilled during the quarter. Additionally, nine wells were brought on production in the first quarter of 2017 including three in Cardium, four in Peace River and two in the Viking.

As the Company’s disposition program came to a conclusion, a number of property dispositions were closed during the first quarter of 2017.

Gain on asset dispositions

	Three months ended March 31
(millions)	2017	2016	% change
Gain on asset dispositions	$32	$1	>100

During the first quarter of 2017, the Company closed several property dispositions as it continued to focus its asset portfolio.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Penn West is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

(millions)	March 31, 2017	December 31, 2016
Common shares issued, at market (1)	$1,144	$1,192
Bank loans and long-term notes	384	469
Cash	—	(11)

Total enterprise value	$1,528	$1,650

(1)	The share price at March 31, 2017 was $2.27 (December 31, 2016 - $2.37).

The Company’s working capital deficiency at March 31, 2017 was $21 million (December 31, 2016 – $29 million) which excludes the current portion of deferred funding asset, risk management, long-term debt and provisions. As at December 31, 2016, $4 million working capital surplus related to assets classified as held for sale.

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $600 million and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On March 31, 2017, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	March 31, 2017
Senior debt to EBITDA (1)	Less than 3:1	2.15
Total debt to EBITDA (1)	Less than 4:1	2.15
Senior debt to capitalization	Less than 50%	15%
Total debt to capitalization	Less than 55%	15%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

The table below outlines the Company’s senior debt to EBITDA calculation as at March 31, 2017:

	Three months ended				Trailing 12 months
	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
(millions, except ratios)	2017	2016	2016	2016	2017
Cash flow from operating activities	$38	$(44)	$(98)	$(56)	$(160)
Change in non-cash working capital	2	(6)	16	61	73
Decommissioning expenditures	4	6	1	2	13
Office lease settlements	4	4	—	—	8
Financing	5	11	22	41	79
Realized gain on foreign exchange hedges on prepayments	—	—	(9)	—	(9)
Realized foreign exchange loss – debt prepayments	—	78	113	—	191
Restructuring expenses – cash portion	2	5	5	3	15

EBITDA	$55	$54	$50	$51	$210
EBITDA contribution from assets sold (1)					(29)

EBITDA as defined by debt agreements					$181

Long-term debt					$384
Letters of credit – financial (2)					4

Total senior debt					$388

Senior debt to EBITDA					2.15

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the senior debt calculation per the debt agreements.

In May 2015, the Company entered into amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, in part, have modified its financial covenants during a designated covenant relief period. The covenant relief period under those amending agreements ended on March 30, 2017. The Company also agreed to grant floating charge security over all of its property in favour of the lenders and the noteholders on a pari passu basis, which security will be fully released on such date when both (a) no default or event of default is continuing under the Company’s syndicated bank facility or senior notes and (b) the Company has achieved both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Financial Instruments

Penn West had the following financial instruments outstanding as at March 31, 2017. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	13,300 mcf/d	Apr/17 – Jun/17	$2.70/mcf	$—
AECO Swaps	11,400 mcf/d	Jul/17 – Sep/17	$2.71/mcf	—
AECO Swaps	9,500 mcf/d	Oct/17 – Dec/17	$3.00/mcf	—
AECO Swaps	5,700 mcf/d	Apr/17 – Dec/17	$3.07/mcf	1
AECO Swaps	1,900 mcf/d	Jan/18 – Jun/18	$2.84/mcf	—
AECO Swaps	3,800 mcf/d	Jan/18 – Dec/18	$2.89/mcf	—

Crude Oil
WTI Swaps	800 bbl/d	Apr/17 – Jun/17	$68.48/bbl	—
WTI Swaps	400 bbl/d	Jul/17 – Sep/17	$69.50/bbl	—
WTI Swaps	900 bbl/d	Oct/17 – Dec/17	$70.81/bbl	—
WTI Swaps	1,800 bbl/d	Apr/17 – Dec/17	$68.73/bbl	—
WTI Swaps	5,200 bbl/d	Apr/17 – Dec/17	$66.81/bbl	(3)
WTI Swaps	1,000 bbl/d	Jan/18 – Jun/18	$71.00/bbl	—
WTI Swaps	2,000 bbl/d	Jan/18 – Mar/18	US$50.29/bbl	—

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$25	2017	1.000 CAD/USD	8

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(20)
18-month offset	(£28.5)	2018	1.6911 CAD/GBP, 6.95%	—
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(2)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$(17)

Subsequent to March 31, 2017, the Company entered into the following hedge contracts:

Reference Price	Term	Price (US$/Barrel)		Volume (Barrels/day)
WTI	Jan 2018 – Mar 2018	US$	51.46	4,000
WTI	Apr 2018 – June 2018	US$	53.25	2,000
WTI	Jul 2018 – Sept 2018	US$	53.50	1,000

Reference Price	Term	Price ($/mcf)		Volume (mcf/day)
AECO	Jul 2017 – Jun 2018		$2.91	1,900
AECO	Oct 2017 – Sep 2018		$2.69	1,900
AECO	Oct 2017 – Mar 2018		$3.19	1,900
AECO	Jan 2018 – Mar 2018		$3.33	3,800
AECO	Jan 2018 – Jun 2018		$2.84	1,900
AECO	Jan 2018 – Dec 2018		$2.74	1,900

Additionally, the Company entered into a £14.25 offsetting cross currency contract until July 2018 at a CAD/GBP rate of 1.7326.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

The components of risk management gain are as follows:

	Three months ended March 31
	2017	2016	% change
Realized
Settlement of commodity contracts/assignment	$11	$38	(71)
Monetization of commodity contracts	—	2	(100)
Monetization of foreign exchange contracts	—	32	(100)

Total realized risk management gain	11	72	(85)

Unrealized
Commodity contracts	25	(2)	>100
Electricity swaps	—	1	(100)
Crude oil assignment	—	(1)	100
Foreign exchange contracts	—	(46)	100
Cross-currency swaps	1	(16)	>100

Total unrealized risk management gain (loss)	26	(64)	>100

Risk management gain	$37	$8	>100

In the first quarter of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totalling 14,100 mcf per day.

During the first quarter of 2017, the Company had no outstanding electricity contracts. During the first three months of 2016, a $2 million realized loss was included in operating expenses.

Outlook

For 2017, Penn West’s capital program is expected to provide double-digit percentage production growth in its key development areas from the fourth quarter of 2016 to the fourth quarter of 2017. The Company expects to pay for the capital program using its funds flow from operations. There have been no changes to the Company’s production and capital guidance as previously disclosed in its March 15, 2017 year-end results release.

Metric		2017 Guidance Range
Average Production	boe per day	30,500 – 31,500

E&D Capital Expenditures	$ millions	$160
Decommissioning Expenditures	$ millions	$20

Operating costs (1)	$/boe	$13.00 - $13.50

(1)	Includes the effect of carried operating costs from the Company’s partner under the Peace River Oil Partnership.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at May 3, 2017 for production, exploration and development capital expenditures, decommissioning expenditures and operating costs for 2017 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels, production and operating costs, including fluctuations in commodity prices.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on cash flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	4	0.01
Liquids production	1,000 bbls/day	19	0.04
Price per mcf of natural gas	$0.10	2	—
Natural gas production	10 mmcf/day	2	—
Effective interest rate	1%	3	0.01
Exchange rate ($US per $CAD)	$0.01	4	0.01

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2017	2018	2019	2020	2021	Thereafter
Long-term debt	$14	$33	$275	$36	$16	$10
Transportation	6	11	8	6	5	7
Power infrastructure	10	3	—	—	—	—
Drilling rigs	5	—	—	—	—	—
Interest obligations	11	13	6	2	1	1
Office lease (1)	26	35	35	35	35	108
Decommissioning liability (2)	$16	$10	$9	$9	$8	$129

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $112 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of US$95 million in senior notes maturing between 2017 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2017	504,028,638
Stock option plan	272,250

As at May 3, 2017	504,300,888

Options outstanding:
As at March 31, 2017	5,506,725
Exercised	(272,250)
Forfeited	(1,079,450)

As at May 3, 2017	4,155,025

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on January 1, 2017 and ending on March 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

Penn West has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/pre-payments and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” above for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Company’s intended approach to developing its asset portfolio, expected production growth while living within fund flow from operations; the intended development of the Company’s light-oil Cardium interests; the intended development of primary, “cold-flow” within the Peace River area; plans to leverage existing infrastructure within the Viking to profit from the shorter cycle time and quick payout of wells in the area; to pursue new ventures on Penn West’s existing land positions; that the 2017 plans will position the Company for double-digit production growth in future years which will in turn increase its profitability and long-term shareholder value; that the Company is committed to minimizing the environmental impacts of its operations; our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; the managing of our debt portfolio and considering opportunities to reduce or diversity the debt capital structure; how the Company manages both operational and financial risk and how these increase the likelihood of maintaining the Company’s financial flexibility and capital programs and that these support the Company’s ability to capture opportunities in the market and execute longer-term business strategies; the Company’s intention to target capital expenditures within funds flow from operations; the intention to increase organic production by double-digit percentage in its key development areas from the fourth quarter of 2016 to the fourth quarter of 2017; the annual corporate production guidance range, expected exploration and development capital expenditures, decommissioning expenditures and operating costs range for 2017; the estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to this MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST FIRST QUARTER 2017	MANAGEMENT’S DISCUSSION AND ANALYSIS 18